UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July,2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date July,31,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

July 31, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES THE DATE ON WHICH NEQUI S.A. COMPAÑÍA DE FINANCIAMIENTO WILL BEGIN OPERATIONS

In accordance with the information disclosed to the market on November 6, 2025, regarding the authorization granted by the Financial Superintendency of Colombia to Nequi S.A. Compañía de Financiamiento (“Nequi”) to carry out throughout Colombia the activities inherent to the corporate purpose of a financing company; Grupo Cibest S.A. announces that Nequi is expected to begin operations as a new financial entity within Grupo Cibest, independent from Bancolombia S.A. (“Bancolombia”), on September 1, 2026, once the transfer of assets, liabilities, and contracts with Bancolombia corresponding to the products and services provided under the Nequi brand has been completed.

Both Nequi and Bancolombia continue to be part of Grupo Cibest. For customers, this evolution does not represent any changes in the way they access or use the products and services. Likewise, the Nequi App experience and customer service channels remain unchanged.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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